Mail Stop 3561

      June 28, 2005

Mr. Michael C. Azar, President
Oakmont Acquisition Corp.
33 Bloomfiled Hills Parkway
Suite 240
Bloomfield Hills, Michigan 48304

      Re:	Oakmont Acquisition Corp.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed June 9, 2005
      File No. 333-124621

Dear Mr. Azar:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.


Risk Factors, page 7
1. Affirmatively state in risk factor nine whether any of your officers, directors, or affiliates of the same, have ever been associated with blank check companies. In so doing, delete "such as ours with the business purpose of raising funds to acquire an operating business" or advise. See prior comment 14 dated June 1, 2005.
2. We find confusing the disclosure in risk factor 12 that "[s]ome of your officers and directors are currently, and may in the future become, associated with entities which seek to acquire businesses."
You state in risk factor nine that none of your officers and directors have ever been associated with a blank check company that has the purpose of acquiring an operating business. To the extent you are drawing a distinction, the disclosure needs to be clarified.
In addition, please identify the officers and directors and the entities you are referring to in risk factor 12.




Use of Proceeds, page 15
3. We note your response to prior comment 18 dated June 1, 2005, and we note the revised disclosure on page 12. Since it appears funds not held in trust could be used as a down payment or a lockup in a proposed business combination, the use of proceeds section must make mention of such use. In addition, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, a business combination would be unlikely since the company would no longer have funds with which to conduct its search.

Underwriting, page 41
4. Section 6.2 of the underwriting agreement appears to allow less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. It is therefore, in our judgment, not a firm commitment arrangement. Please revise the agreement or the prospectus as previously requested. Please note also that in connection with your response to this comment,
Section 2
as written in your agreement is not standard in other agreements, which simply state that if the default is not remedied, the agreement will be terminated.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director

cc:	Joel L. Rubinstein, Esq.
	Fax: (212) 547-5444

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Mr. Michael C. Azar, President
Oakmont Acquisition Corp.
June 28, 2005
P. 1